UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM U-12(I)-B (ANNUAL STATEMENT) Calendar Year 2004

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON
REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF
AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.	Name and business address of person filing statement.
Arthur E.F. Wiese, Jr. Vice President, Corporate Communications Entergy Corporation 639 Loyola Avenue, L-ENT-8C New Orleans, LA 70113 and 101 Constitution Avenue Suite 200 East Washington, D.C. 20001
2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
None

3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
Entergy Services, Inc.
4.

Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

Vice President, Corporate Communications. Manage public, media and community relations functions, advertising, employee communications, television and audio/visual productions, event planning and some government relations functions (Northeastern states only).

 My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

 The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a)

Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3.  (Use column (a) as supplementary statement only.)

Salary or other compensation
Name of Recipient	During Prior Year (a)	To be received (b)	Person or company from whom received or to be received
Arthur E.F. Wiese, Jr.	$12,500.00	$12,500.00	Entergy Services, Inc.

5(b)	Basis for compensation if other than salary.

6.

(To be answered in supplementary statement only.  See instructions.)  Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: $2,500.00 (b) Itemized list of all other expenses: No other expenses

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 2003 and as a supplemental statement to such advance statement.

Signed: _/s/ Arthur E.F. Wiese, Jr. Dated: January _12_, 2004 Arthur E.F. Wiese, Jr.